                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C- 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                         SULLIVAN DENTAL PRODUCTS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    86530010
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 4 PAGES

                                       13G


CUSIP No.  86530010


1.   NAME OF REPORTING PERSON:     Wayne G. Holt
     S.S. NO. OF ABOVE PERSON:     ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)
               -------
          (b)     X
               -------

3.   SEC USE ONLY:



4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.


     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER:            545,000 shares

     6.   SHARED VOTING POWER:          60,000 shares

     7.   SOLE DISPOSITIVE POWER:       545,000 shares

     8.   SHARED DISPOSITIVE POWER:     60,000 shares

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          605,000 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.29%

12.  TYPE OF REPORTING PERSON:     Individual



                                PAGE 2 OF 4 PAGES

ITEM 1(a) NAME OF ISSUER

          Sullivan Dental Products, Inc.

ITEM 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES

          10920 West Lincoln Avenue, West Allis, Wisconsin 53227

ITEM 2(a) NAME OF PERSON FILING

          Wayne G. Holt

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE RESIDENCE

          10920 West Lincoln Avenue, West Allis, Wisconsin 53227

ITEM 2(c) CITIZENSHIP

          U.S.A.

ITEM 2(d) TITLE OF CLASS OF SECURITIES

          Common Stock,  $.01 par value

ITEM 2(e) CUSIP NUMBER

          86530010

ITEM 3    TYPE OF REPORTING PERSON

          NOT APPLICABLE

ITEM 4    OWNERSHIP

          As of December 31, 1996, Wayne G. Holt beneficially owned 605,000 shares of the common stock of Sullivan Dental Products, Inc. which represented 6.29% of the class of such stock. 545,000 shares of such stock were registered in Mr. Holt's individual name. 60,000 shares are owned by The Holt Family Foundation, Ltd., a private foundation established by Mr. Holt and his wife, Rosemary Holt. Mr. Holt had the sole power to vote and sole power to dispose or direct the disposition of 545,000 shares of such stock. He shared the power to vote, dispose or to direct the disposition of the 60,000 shares of stock held by the Foundation.


                                PAGE 3 OF 4 PAGES

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          NOT APPLICABLE


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9    NOTICE OF DISSOLUTION OF A GROUP

          NOT APPLICABLE

ITEM 10   CERTIFICATION

          NOT APPLICABLE


                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 13, 1997


                                   /s/ WAYNE G. HOLT
                              ----------------------------------------
                                       Wayne G. Holt


                                PAGE 4 OF 4 PAGES